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                             September 18, 2023

       Mark Jones, Jr.
       Chief Financial Officer
       Goosehead Insurance, Inc.
       1500 Solana Blvd.
       Building 4, Suite 4500
       Westlake, TX 76262

                                                        Re: Goosehead
Insurance, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 27,
2023
                                                            File No. 001-38466

       Dear Mark Jones:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K filed February 27, 2023

       Company Overview, page 5

   1. We note your disclosure that you receive 20% of commissions and agency fees during the first term of the
policy and 50% of commissions every year the policy is renewed for franchise sales. Please
tell us and revise future filings to compare and contrast the profitability of
franchise sales as compared to corporate sales in year one and subsequent years. Additionally, we
note you discuss the margin expansion opportunities after the first renewal. Please tell us
and revise to provide additional quantitative detail, to the extent available, regarding
the magnitude of increased margin or profitability of franchise sales after the first renewal
to allow an investor to better revenue trends.
       3. Revenues - Commissions and agency fees, page 79

   2.                                                   We note your disclosure
that    The transaction price is set as the estimated commissions to
 Mark Jones, Jr.
Goosehead Insurance, Inc.
September 18, 2023
Page 2
         be received over the term of the policy based on an estimate of premiums placed, policy
         changes and cancellations, net of a constraint.    Please tell us how
you define the term of
         the policy (e.g., one year or lifetime including expected renewals, etc.), how you consider if the transaction price includes variable consideration related to renewal commissions and how you consider whether the variable consideration is constrained. Please detail any accounting guidance you considered in your determinations. Please revise your disclosure in future filings, as needed, to clarify these aspects of your accounting policies.
11. Stockholder's equity , page 86

3. We note your disclosure on page 86 that the Company has not included the effects of conversion of Class B shares to Class A shares in the diluted EPS calculation using the
         "if-converted" method, because doing so has no impact on diluted EPS. Please tell us and revise future filings to explain how you determined including the effects of the conversion would have no impact on diluted EPS calculation. Specifically, clarify if upon the conversion of Class B shares, the related LLC Units must also be redeemed or exchanged for Class A shares. If so, please tell us how you determined that redeeming the LLC Unit non-controlling interest for a Class A share of the Goosehead Insurance, Inc. would not have an impact on diluted EPS. Please detail any accounting guidance you considered in your determinations.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-
3437 with any questions.



FirstName LastNameMark Jones, Jr.                             Sincerely,
Comapany NameGoosehead Insurance, Inc.
                                                              Division of
Corporation Finance
September 18, 2023 Page 2                                     Office of Finance
FirstName LastName